082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

November 11, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a media release in relation to the Westfield Group's Distribution Reinvestment Plan. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

82-35029

11 November 2008

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
MEDIA RELEASE - DISTRIBUTION REINVESTMENT PLAN

Attached is a media release in relation to the Westfield Group's Distribution Reinvestment Plan.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield

11 November 2008

MEDIA RELEASE

DISTRIBUTION REINVESTMENT PLAN

The Westfield Group (ASX:WDC) announced today the reactivation of the Distribution Reinvestment Plan (DRP) for the February 2009 distribution.

A discount of 2.5% will be applied to the units issued under the DRP.

An amount equivalent to 50% of the distribution is underwritten for the period up to, and including, the August 2010 distribution.

ENDS

Westfield Group

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 5,000 staff worldwide. It has investment interests in 119 shopping centres across Australia, the United States, the United Kingdom and New Zealand , encompassing in excess of 23,000 retail outlets. With a total value of assets under management of more than A$60 billion, the Westfield Group is the largest retail property group in the world by equity market capitalisation.

END

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 415 661 128